     FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Western Wind Energy Corp. (the “Issuer”)
632 Foster Avenue
Coquitlam, British Columbia
V3J 2L7

Item 2.	Date of Material Change

October 12, 2007

Item 3.	News Release

The Issuer issued a press release dated October 12, 2007. The press release was disseminated through Market News and Stockwatch.

Item 4.	Summary of Material Change

The Issuer announced that it has closed the non-brokered private placement of 165,000 units at a price of $1.00 per unit.

Item 5.	Full Description of Material Change

The Issuer announced that it has closed the non-brokered private placement announced in the Issuer’s news releases of October 1, 2007. The Issuer issued 165,000 units at a price of $1.00 per unit. Each unit is comprised of one common share and one share purchase warrant. One warrant will entitle the holder to purchase one common share over a two year period at a price of $1.20 per share until October 11, 2009. The hold periods for the units and the underlying securities expires on February 12, 2008.

The proceeds will be used for development of the Company’s projects.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

To obtain further information contact Jeffrey J. Ciachurski, the Chief Executive Officer of the Issuer, at 604-839-4192.

Item 9.	Date of Report

October 16, 2007